Suite 1050-625 Howe Street	Tel: 1-604-689-0234
Vancouver, BC V6C 2T6	Fax: 1-604-688-0094
FOR IMMEDIATE RELEASE
PERU COPPER REPORTS 2006 YEAR END FINANCIAL RESULTS
Vancouver, April 2, 2007 - Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) today filed its financial results for the year ended December 31, 2006. Complete financial statements will be included in the Company’s 2006 Annual Report to be mailed to shareholders. All monetary amounts are expressed in United States dollars unless otherwise stated.
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.
Financial Results
The Company prepares its financial statements in U.S. dollars and in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”). In 2006, the Company recorded a loss of $3.3 million as compared to a loss of $3.4 million in 2005.
Contributing to the Company’s loss was an increase of $0.8 million in administrative expenses from $4.3 million in 2005 to $5.1 million in 2006. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The increase in administration expenses was primarily due to increases in stock-based compensation and professional fees.
Stock based compensation increased by $0.3 million from $1.8 million in 2005 to $2.1 million in 2006. The increase was due to the vesting of options to directors, officers, employees and consultants. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project and expenses all other stock-based compensation.
Professional fees increased by $0.4 million to $1.4 million due to costs associated with Sarbanes-Oxley certification, an increase in costs associated with investment banking expenses and other fees related to the continued development of the Toromocho Project.
Additionally, the Company incurred small increases in management fees of $0.3 million and travel expenses $0.1 million between years ended 2005 and 2006 due to new management members joining the Company and travel related to the Feasibility Study.
Expenses were offset by $1.8 million of interest earned on cash balances and a $0.2 million foreign exchange gain.

Capitalized Expenses
All of the Company’s $33.0 million of exploration expenses during 2006 have been capitalized under Canadian GAAP to exploration properties and all administration expenses of the Company have been expensed.
The bulk of the capitalized expenses for 2006 were related to $17.9 million in acquisition and lease costs associated with the acquisition of Minera Centenario S.A.C. (“Centenario”). In accordance with the share purchase agreement signed with Austria Duvaz, the Company gained 100% control of Centenario and its stake in 30 concessions located in the Morococha mining district.
Also, contributing to the capitalized expenses were supplies and general expenses of $5.6 million that were related to costs associated with the accelerated development of the Toromocho Project. Salaries and consulting totaled $4.2 million for the year ended December 31, 2006 due to the approximately 55 employees and several consultants working on the Toromocho Project.
Additional costs included drilling expenses of $1.9 million, value added taxes of $1.4 million due to the increased purchases of supplies and there was a $1.0 million in stock-based compensation for workers and consultants working directly on the project.
The increase in capitalized expenses from of $15.8 million from the year-ended 2005 to the year-ended 2006 was largely related to the acquisition of Centenario along with increases in stock-based compensation and general Toromocho Project expenses. These increases were partially offset by a reduction of $4.3 million in drilling expenses and a reduction of $0.5 million in assay sampling and testing from year-end 2005 to year-end 2006.
Analysis of the Fourth Quarter 2006
For the fourth quarter of 2006 the Company recorded a loss of $0.9 million as compared to a loss of $1.1 million in the fourth quarter of 2005. The difference primarily relates to an increase in interest income of $0.3 million, from $0.2 million in the fourth quarter of 2005 to $0.5 million in the current quarter. This increase in interest income was off set by increases in expenses between the current quarter and the fourth quarter of 2005.
In the current quarter, stock-based compensation of $0.6 million was recorded as compared to $0.5 million in the fourth quarter of 2005. Management Fees also increased from a recorded $0.2 million in the fourth quarter of 2005 to $0.3 million in the current quarter. Other significant increases included travel expenses, which increased from $0.06 million in the fourth quarter 2005 to $0.09 million in the present period and professional fees, which increased by $0.02 during the same timeframe.
All of the Company’s $23.5 million of exploration expenses during the quarter have been capitalized under Canadian GAAP as exploration properties. This $23.5 million was comprised of four principle expenses: acquisition and lease, salaries and consulting and costs associated with supplies and general expenses. The $17.2 million acquisition and lease costs were for the acquisition of Minera Centenario S.A.C. as outlined in the share purchase agreement with Austria Duvaz, and for the settlement of the land dispute with the Pucara community. Supplies and general expenses for the period were $2.6 million, and salaries and consulting expenses totaled $1.9 million for the current quarter.

Expenses for the fourth quarter of 2006 totaled $1.4 million, up slightly from the $1.3 million in the same period in 2005. This slight increase relates to a $0.1 million increase in stock-based compensation from $0.5 million in the fourth quarter of 2005 to $0.6 million for the same quarter in 2006. There were also minor increases in professional fees of $0.02 million and management fees of $0.05 million between the fourth quarter 2005 and the current quarter. These increases were partially offset by a reduced foreign exchange loss of $0.07 million, from a recorded $0.1 million in 2005 to $0.03 million for the same period in 2006.
For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.
Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-3 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business — Risks of the Business” in the Annual Information Form of the Company dated March 24, 2005. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.